Mail Stop 3561

May 20, 2009

Via U.S. Mail and Facsimile

Edward Barnes
Chief Financial Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

> RE: JetBlue Airways Corporation
>   Form 10-K for the fiscal year ended December 31, 2008
>
>   **File No. 000-49728**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Off-Balance Sheet Arrangements, page 38

1. We note from your disclosure on page 54 that you hold variable interests in 45 of your 55 aircraft operating leases, which are owned by single owner trusts whose purpose is to purchase, finance, and lease these aircrafts to you. Also, we note from page 38 that you have determined that you hold a variable interest in, but are not the primary beneficiary of, certain pass-through trusts, which are the purchaser of equipment notes issued by you to finance the acquisition of new aircraft and certain aircraft spare parts owned by JetBlue and held by such pass-through trusts. Additionally, we note from your disclosures on pages 54 and 38 that you have determined that none of the above mentioned variable interest entities are required to be consolidated in your financial statements. In this regard, please tell us and revise future filing to disclose in the notes to your financial statements how you account for your interest in the abovementioned variable interest entities. Additionally, with regards to the aforementioned variable interest entities, please provide us with and revise future filings to include in your notes to your financial statements the disclosures outlined in Appendix C of FSP No. FAS 140-4 and FIN 46(R)-8, as applicable.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Investment Securities, page 47

2. We note from your disclosure on page 48 that at December 31, 2008 investment securities, which consisted of $244 million in student loan bonds were transferred to trading securities. Given the nature of a trading security, transfers into or from the trading category should be rare as described in paragraph 15 of SFAS No. 115. In light of this fact, please provide us with and disclose in future filings your rationale in transferring your investment securities in student loan bonds from available-for-sale into the trading category. Also, please revise future filings to provide in your notes to your financial statements the disclosures outlined in paragraph 21 (c) and (e) of SFAS No. 115, as applicable.

Note 2 – Long-term Debt, Short-term Borrowings, and Capital Lease Obligations, page 50

3. It appears from your disclosure that the following may be embedded derivatives within the Debentures as defined in Note 2 to your financial statements:

   - The provision increasing the conversion rate depending upon the current common stock prices if a fundamental corporate change occurs prior to

October 15, 2013 for the Series A Debentures or October 15, 2015 for the Series B Debentures; and

- The Share lending agreement with Morgan Stanley & Co. Incorporated, an affiliate of the underwriter of the offering, or the share borrower as described on page 52

We also note from your disclosure that you evaluated the various embedded derivatives within the supplement indenture for bifurcation from the Debentures under the applicable provisions, and based on your assessment you concluded these embedded derivatives were either (i) excluded from bifurcation as a result of being clearly and closing related to the Debentures or are indexed to your common stock and would be classified in stockholders' equity if freestanding or (ii) the fair value of the embedded derivatives was determined to be immaterial. In this regard, please provide us with a complete list of all the embedded derivatives you are referring to in paragraph five of page 52 and tell us the nature and significant terms of each embedded derivative. For those embedded derivatives that you have determined to be immaterial, please provide us with the fair value assigned to each embedded derivative and your method(s) and assumptions used in estimating such fair-value at the inception date of the embedded derivative and at December 31, 2008. Additionally, for those embedded features that were not bifurcated from the Debentures and not accounted for as a derivative, please fully explain to us how these embedded features did not meet the criteria in paragraph 12 of SFAS No. 133. If you are relying on the scope exception as outlined in paragraph 11(a), please fully explain to us on a separate basis how each embedded feature meets the requirements in paragraph 12 through 32 of EITF 00-19 for equity classification. If the embedded features meet the requirements of equity classification, please explain to us on a separate basis if each embedded feature represents a beneficial conversion feature pursuant to EITF 98-5 and 00-27 and your accounting associated with such embedded feature. We may have further comment upon receipt of your response.

4. Reference is made to the cash payment in the amount of $11 million, which was paid out in addition to the 16.9 million shares of common stock issued to retire approximately $76 million principle amount of the Debentures. In this regard, please explain to us how you accounted for this cash payment in the amount of $11 million. We may have further comment upon receipt of your response.

Note 12. Contingencies, page 63

5. We note from your disclosure that various of your real property leases and various agreements among airlines relating to fuel consortia or fuel farms at airports require you to indemnify the lessor against environmental liabilities associated with the real property or operations described under the agreement, even if you are not the party responsible for the initial event that caused the environmental damage. In this regard, please tell us the amount recognized in your financial

statements as an asset retirement obligation (ARO) as required by SFAS No. 143 and FIN 47 and your method and assumptions used in calculating such amount for each year presented. If no ARO amount has been recognized, please fully explain why no ARO is required to be recognized. We may have further comment upon receipt of your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

       Sincerely,

       Linda Cvrkel
       Branch Chief

Via facsimile: Edward Barnes, Chief Financial Officer